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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.             )*
                                        -------------

                                CVS Corporation
                ---------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $.01 per share
                ---------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   126650100
                ---------------------------------------------
                                 (CUSIP NUMBER)

                  Alisa Singer, Rosenberg & Liebentritt, P.C.
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-3196
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 29, 1997
                ---------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1   of  27


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CUSIP No.  126650100                     13D                Page   2    of   27

    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSON
            Zell/Chilmark Fund, L.P.
            36-3716608

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*
              00

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                       [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                      7      SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
 EACH REPORTING       8      SHARED VOTING POWER
  PERSON WITH
                             11,585,043

                      9      SOLE DISPOSITIVE POWER

                      10     SHARED DISPOSITIVE POWER

                             11,585,043


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,585,043

    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%


    14     TYPE OF REPORTING PERSON*

             PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!




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Item 1  Security and Issuer

        This Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), of CVS Corporation (the "Issuer"). The Issuer's principal executive office is One CVS Drive, Woodsocket, RI 02895.

Item 2  Identity and Background

        (a - c)  This Schedule 13D is being filed by Zell/Chilmark
        Fund, L.P.,     a Delaware limited partnership ("Zell/Chilmark").  The
        sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). No limited partner of Zell/Chilmark acts as a general partner or has control over Zell/Chilmark. The sole general partner of ZC Limited is ZC Partnership, an Illinois general partnership ("ZC"). ZC has delegated its full power and authority to represent itself to an executive committee of ZC comprised of Samuel Zell, David M. Schulte and two delegates appointed by Mr. Zell. Mr. Zell has appointed Rod F. Dammeyer and Sheli Z. Rosenberg as his delegates. ZC's partners are ZC, Inc., an Illinois corporation ("ZCI") whose sole stockholder is Samuel Zell as trustee of the Samuel Zell Revocable Trust under trust agreement dated January 19, 1990 ("Zell Trust"), and CZ Inc., a Delaware corporation ("CZI") whose sole stockholder is David M. Schulte. Mr. Zell is also the beneficiary of the Zell Trust. The principal executive office of Zell/Chilmark, ZC Limited, ZC, ZCI, the Zell Trust, Messrs. Zell and Dammeyer and Mrs. Rosenberg is Two N. Riverside Plaza, Suite 600, Chicago, IL 60606. The principal executive office of CZI and Mr. Schulte is 875 N. Michigan, Suite 2100, Chicago, IL 60611. The principal business of Zell/Chilmark and through Zell/Chilmark, of ZC Limited, ZC, ZCI and CZI is investing in, and providing capital and management support to companies that are engaged in or are the appropriate subject of significant recapitalizations or corporate restructurings. Certain information concerning the members of the executive committee of ZC and the executive officers, directors and stockholders of ZCI and CZI is set forth in Appendix A hereto.

        (d) and (e) Neither Zell/Chilmark, ZC Limited, ZC, ZCI, CZI, Mr. Zell, Mr. Schulte, Mr. Dammeyer, Mrs. Rosenberg, nor, to the best knowledge of Zell/Chilmark, any of the persons listed in Appendix A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The consideration for the acquisition of the 11,585,043 shares of Common Stock was 13,102,288 shares of common stock of Revco D.S., Inc. ("Revco"). On February 6, 1997, the Issuer, its wholly owned subsidiary, North Acquisition Corp. ("Acquisition Corp."), and Revco had entered into an Agreement and Plan of Merger ("Merger Agreement") wherein the parties agreed that, subject to certain conditions being met, Revco would be merged with and into Acquisition Corp. with Revco as the surviving corporation ("Merger"). The Merger proceeds would be the Common Stock of the Issuer. On May 29, 1997, upon the satisfaction or waiver of all conditions, the Merger was consummated and as a result, Zell/Chilmark's 13,102,288 shares of Revco were converted into the right to receive 11,585,043 shares of Common Stock.

Item 4. Purpose of the Transaction

        Pursuant to Zell/Chilmark's Agreement of Limited Partnership ("Agreement"), Zell/Chilmark is obligated within 90 days of receiving cash or marketable securities in the disposition of an investment to distribute to its partners the cash or marketable securities. The executive committee of ZC has the sole discretion to determine the amount available for distribution and whether the distribution will be in cash or marketable securities. Within 90 days after the time that Zell/Chilmark's 11,585,043 shares of Common Stock become marketable securities, as that term is defined in the Agreement (which Zell/Chilmark believes to be the time that the restrictions on transferability lapse under the Affiliate's Letter Relating to Pooling, as hereinafter defined), Zell/Chilmark will (i) sell the 11,585,043 shares of Common Stock and distribute the net proceeds to its partners;
        (ii) distribute the 11,585,043 shares of Common Stock to its partners; or (iii) sell a portion of the 11,085,043 shares of Common Stock and distribute the net proceeds and the unsold shares of Common Stock to its partners. Any distributions to Zell/Chilmark's partners will be in accordance with the Agreement.

        Zell/Chilmark has no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuers

        (a) and (b) As of the date hereof, Zell/Chilmark beneficially owns 11,585,043 shares of Common Stock or 6.8 % of the issued and outstanding Common Stock. Zell/Chilmark shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of the 11,585,043 shares of Common Stock beneficially owned by it with the members of ZC's executive committee: Messrs. Zell, Dammeyer and Schulte and Mrs. Rosenberg.

        Mrs. Rosenberg beneficially owns 3,713 shares of Common Stock and options to purchase 22,844 shares of Common Stock which are currently exercisable. Mrs. Rosenberg has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 26,557 shares of Common Stock (assuming the exercise of the options to purchase 22,844 shares of Common Stock).

        Mr. Dammeyer beneficially owns options to purchase 3005 shares of Common Stock which are currently exercisable. Mr. Dammeyer has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3005 shares of Common Stock (assuming the exercise of the options to purchase 3005 shares of Common Stock).

        (c) On May 29, 1997, Zell/Chilmark acquired 11,585,043 shares of Common Stock pursuant to the Merger in exchange for 13,102,288 shares of Common Stock of Revco.

        On May 29, 1997, Mrs. Rosenberg acquired the 3,713 shares of Common Stock pursuant to the Merger in exchange for 4,200 shares of Common Stock of Revco.

        On May 29, 1997, Mrs. Rosenberg and Mr. Dammeyer acquired options to purchase 22,844 and 3005 shares of Common Stock, respectively, pursuant to the Merger in exchange for options to purchase 25,841 and 3405 shares of Revco Common Stock, respectively.

        (d) and (e)  Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Concurrent with the closing of the Merger, the Issuer entered into a Registration Rights Agreement ("Registration Agreement") with Zell/Chilmark in a form substantially similar to the Registration Agreement attached hereto as Exhibit 1. Pursuant to the Registration Agreement, the Issuer has agreed to file with the Securities and Exchange Commission ("Commission") a Shelf Registration Statement and to use its best efforts to cause the Registration Statement to become effective. The summary of the Registration Agreement contained in this Schedule 13D of certain provisions of the Registration Agreement is qualified in its entirety by reference to the Registration Agreement attached hereto as Exhibit 1 and incorporated hereby by reference.

        Additionally, Zell/Chilmark stated in a letter to the Issuer and Revco dated February 6, 1997 ("Affiliate's Letter Relating to Pooling") that Zell/Chilmark will not sell, transfer, or otherwise dispose of its interest in or acquire or sell any options or other securities relating to securities of the Issuer that would be intended to reduce Zell/Chilmark's risk relative to any shares of Common Stock beneficially owned by it during the period commencing on the 30th day prior to the effectiveness of the Merger and ending at such time as the Issuer publicly releases a report covering at least 30 days of combined operations of the Issuer after the Merger. The summary contained in this Schedule 13D of certain provisions of the Affiliate's Letter Relating to Pooling is qualified in its entirety by reference to the Affiliate's Letter Relating to Pooling attached hereto as Exhibit 2 and is incorporated herein by reference.

        Additionally, Zell/Chilmark stated in a separate letter to the Issuer and Revco dated May 29, 1997 ("Affiliate's Letter for Zell/Chilmark") that it would not sell, transfer or otherwise dispose of the shares of Common Stock it received in the Merger in violation of the Securities Act of 1933, as amended (the "Act"); that it may not sell, transfer or otherwise dispose of the shares of Common Stock received in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act; (ii) such sale, transfer or other disposition is made in conformity with Rule 145 promulgated by the Commission under the Act; or
        (iii) in the opinion of counsel reasonably acceptable to the Issuer or pursuant to a "no action" letter obtained by Zell/Chilmark from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act. The summary contained in this Schedule 13D of certain provisions of the Affiliate's Letter for Zell/Chilmark is qualified in its entirety by reference to the Affiliate's Letter to Zell/Chilmark attached hereto as Exhibit 3 and is incorporated herein by reference.

        On May 29, 1997, Sheli Z. Rosenberg was elected to the Issuer's Board of Directors.

Item 7  Materials to be Filed as Exhibits

        Exhibit 1 Registration Rights Agreement between the Issuer and Zell/Chilmark

        Exhibit 2 Letter to the Issuer and Revco from Zell/Chilmark dated February 6, 1997

        Exhibit 3 Letter to the Issuer and Revco from Zell/Chilmark dated May 29, 1997

                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 18, 1997.


                                    Zell/Chilmark Fund, L.P.

                                    By:  ZC Limited Partnership, general partner

                                    By:  ZC Partnership, general partner

                                    By:  ZC Inc., a partner


                                    By:  /s/  Sheli Z. Rosenberg
                                         -----------------------
                                         Vice President

                                 EXHIBIT INDEX





EXHIBIT NUMBER                         DESCRIPTION                          PAGE

      1         Registration Rights Agreement                                 9

      2         Letter to the Issuer and Revco from Zell/Chilmark dated      23
                February 6, 1997

      3         Letter to the Issuer and Revco from Zell/Chilmark dated      25
                May 29, 1997

                                   APPENDIX A

     Information concerning the members of the executive committee of ZC and the officers and directors of ZCI and CZI.


                     EXECUTIVE COMMITTEE OF  ZC PARTNERSHIP

     Samuel Zell is the Chairman of the Board of Equity Group Investments, Inc. ("EGI"), an owner and manager of real estate and corporate investments. EGI's principal executive office is located at Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Mr. Zell is a citizen of the United States of America.

     David M. Schulte is a general partner of Chilmark Partners ("Chilmark"), an investment banking firm. Chilmark's principal executive offices are located at 875 North Michigan Avenue, Suite 2100, Chicago, Illinois 60611. Mr. Schulte is a citizen of the United States of America.

     Rod F. Dammeyer is managing director of EGI Corporate Investments, a division of EGI. Mr. Dammeyer is also president and chief executive officer of Anixter International Inc. ("Anixter") a distributor of electrical products. Anixter's principal executive offices are located at Two North Riverside Plaza, Suite 1900, Chicago, Illinois 60606. Mr. Dammeyer is a citizen of the United States of America.

     Sheli Z. Rosenberg is president and chief executive officer of EGI and a principal in the law firm, Rosenberg & Liebentritt, P.C. ("R & L"). The principal executive offices of R & L is Two North Riverside Plaza, Suite 1600, Chicago, Illinois 60606. Mrs. Rosenberg is a citizen of the United States of America.


                  EXECUTIVE OFFICERS AND DIRECTORS OF ZC, INC.

     The sole director of ZCI is Samuel Zell.  The officers of ZCI are:

               Samuel Zell                    President
               Rod F. Dammeyer                Vice President
               Donald J. Liebentritt          Vice President
               Sheli Z. Rosenberg             Vice President


     Information concerning Messrs. Zell and Dammeyer and Mrs. Rosenberg is above. Donald J. Liebentritt is an executive vice president and general counsel of EGI and a principal of R & L. Mr. Liebentritt is a citizen of the United States of America. The address for Mr. Liebentritt is Two North Riverside Plaza, Chicago, Illinois 60606.


                  EXECUTIVE OFFICERS AND DIRECTORS OF CZ INC.

     David M. Schulte is the sole director of CZI.  The officers of CZI are:


               David M. Schulte               President
               Joel S. Friedland              Vice President
               Matthew R. Rosenberg           Vice President


     Information concerning Mr. Schulte is above. Messrs. Friedland and Rosenberg are both general partners of Chilmark and citizens of the United States of America. The address for Messrs. Friedland and Rosenberg is 875 North Michigan Avenue, Suite 2100, Chicago, IL 60606.








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